UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

OR

☐ Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-9
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006—	10
Schedule of Assets (Held at End of Year)	11-13
SIGNATURE	14
EXHIBIT INDEX	15

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Trustees
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statement of net assets available for benefits of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and the changes in the net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statement of net assets available for benefits of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans on December 31, 2006. The Statement of Net Assets Available for Benefits as of December 31, 2005 has been restated to reflect the retrospective presentation required by FASB Staff Position AAG INV-1 and SOP 94-4-1.

/s/ Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
June 23, 2006 (June 29, 2007 as to the effects of the adoption of FASB Staff Position AAG INV-1 and SOP 94-4-1 described in Note 2)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

CASH	$537,162	$557,898

INVESTMENTS:
Participant directed—at fair value:
Money market fund	6,919,291	5,986,263
Common/collective trust funds	120,547,701	94,463,103
Employer common stock	60,777,629	72,430,312
Pooled separate account	24,409,958	20,797,663
Personal choice retirement account	16,010,142	13,202,601
Participant loans	3,661,320	3,104,945

Total investments	232,326,041	209,984,887

RECEIVABLES—Employer contributions	3,486,548	3,672,694

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	236,349,751	214,215,479

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	275,327	226,049

NET ASSETS AVAILABLE FOR BENEFITS	$236,625,078	$214,441,528

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Investment income:
Interest and dividends	$238,898
Dividends on employer common stock	461,351
Net realized and unrealized appreciation in fair value of investments	9,602,031

Contributions:
Participant	15,575,836
Employer	8,309,368
Rollovers from other qualified plans	6,329,074

Total additions	40,516,558

DEDUCTIONS:
Benefits paid to participants	18,309,678
Administrative expenses	23,330

Total deductions	18,333,008

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	22,183,550

—Beginning of year	214,441,528

—End of year	$236,625,078

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, established effective January 1, 1985, and as amended and restated effective January 1, 1997, is a defined contribution plan. Substantially all employees who are at least 18 years of age and who work at least 20 hours per week are eligible to participate in the Plan effective the first day of the month following 30 continuous days of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan agreement, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) has been appointed as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), has been appointed as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitation, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s contribution on a pay-period basis. The Plan permits the Board of the Employer to authorize optional profit-sharing contributions allocated to participants based on salary. The Board authorized an optional profit-sharing contribution of 1.5% of salary, up to a maximum salary of $220,000 for all participants for the year ended December 31, 2006.

Vesting—Participants employed prior to October 1, 1996, are 100% vested in their entire account balance. Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional contributions are based on years of credited service and are subject to the following vesting schedule:

Years of	Vested
Credited Service	Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions. As of December 31, 2006, forfeited amounts available to offset future Employer contributions were approximately $609,000. During the year ended December 31, 2006, approximately $669,000 of forfeited amounts were used to offset Employer contributions.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration the participant’s contributions and distributions.

Participant Loans—A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2006, interest rates ranged from 5.0% to 10.5%.

Plan Termination—Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting—The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments in money market funds, common/collective trust funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. Participant loans are valued at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Diversified Stable Five Fund. The Plan adopted the FSP as of December 31, 2006 and also applied it retroactively to the December 31, 2005 Statement of Net Assets Available for Benefits. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties—Investments—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are summarized as follows:

Fair value—as determined by quoted market value	2006	2005

Employer common stock	$60,777,626	$72,430,313
Diversified Stock Index Fund	25,274,076	24,350,007
Diversified Value and Income Fund	19,661,669	13,503,338
Equity Growth Fund	13,300,749	12,376,974
Personal Choice Retirement Accounts	16,010,142	13,202,601
Diversified International Equity Fund	11,886,136	**

Investments at Fair Value	2006	2005
Diversified Stable Five Fund	24,409,958	20,797,663

** account did not amount to more than 5% of total assets for this period

During the year ended December 31, 2006, the Plan’s investments appreciated (depreciated) in fair value as follows:

Amount

Common/collective trust funds	$14,612,443
Employer common stock	(4,759,184)
Personal choice retirement account:
Common stock	(574,581)
Money market funds	107,594
Mutual funds	213,138
Fixed Income funds	1,584
User-defined funds	916
Certificates of deposits	121

Net realized and unrealized appreciation in fair value of investments	$9,602,031

4.	INVESTMENT PROGRAMS

As of December 31, 2006, contributions to the Plan are invested in one or more of 20 separate investment fund options at the direction of each participant. The fund options are: (1) Diversified Stock Index Fund, (2) Diversified Balanced Fund, (3) Diversified Value and Income Fund, (4) Diversified Special Equity Fund, (5) Diversified MidCap Growth Fund, (6) Diversified MidCap Value Fund, (7) Diversified Equity Growth Fund, (8) Diversified International Equity Fund, (9) Diversified Core Bond Fund, (10) Diversified Quality Bond Fund, (11) Diversified High Yield Bond Fund, (12) Diversified Intermediate/Long Horizon Fund, (13) Diversified Intermediate Horizon Fund, (14) Diversified Short Horizon Fund, (15) Diversified Short/Intermediate Horizon Fund, (16) Diversified Long Horizon Fund, (17) Diversified High Quality Bond Fund, (18) Employer common stock, (19) Diversified Stable Five Fund and (20) Diversified Money Market Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 2006 and 2005, the following investments are aggregated into the Common/Collective Trust Funds for presentation purposes: the Diversified Balanced Fund, Diversified Core Bond Fund, Diversified Equity Growth Fund, Diversified MidCap Growth Fund, Diversified MidCap Value Fund, Diversified Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate Horizon Fund, Diversified Intermediate/Long Horizon Fund, Diversified Long Horizon Fund, Diversified International Equity Fund, Diversified Short Horizon Fund, Diversified Special Equity Fund, Diversified Stock Index Fund, Diversified Money Market Fund, and Diversified Value & Income Fund. The remaining options are shown individually in the accompanying statements of net assets available for benefits. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

Diversified manages a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund (the “Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled account and the contract value of the Stable Five Fund. The crediting interest rate for this Diversified account for the year ended December 31, 2006, was 4.55%. The average yield for this Diversified account for the year ended December 31, 2006, was 4.55%.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to the prototype adopted by the Plan on April 22, 2004. The Plan is entitled to limited reliance on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

******

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity and Description of Issues	Current Value

Participant directed:
Money market—at fair value—
Diversified Money Market Fund*	$6,919,291
Common/collective trusts—at fair value:
Diversified Stock Index Fund*	25,274,076
Diversified Value & Income Fund*	19,661,669
Diversified Balanced Fund*	7,172,731
Diversified Special Equity Fund*	11,854,709
Diversified MidCap Growth Fund*	1,357,284
Diversified MidCap Value Fund*	3,472,279
Diversified Quality Bond Fund*	4,027,659
Diversified Equity Growth Fund*	13,300,749
Diversified Core Bond Fund*	7,090,763
Diversified Intermediate Horizon Fund*	3,807,221
Diversified International Equity Fund*	11,886,136
Diversified Intermediate/Long Horizon Fund*	4,731,560
Diversified Short/Intermediate Horizon Fund*	105,592
Diversified High Yield Bond Fund*	4,708,325
Diversified Long Horizon Fund*	201,359
Diversified Short Horizon Fund*	1,895,589

Total common/collective trusts	120,547,701

Employer common stock—at fair value*	60,777,629

Pooled separate account—at contract value—
Diversified Stable Five Fund—Pooled Account of
the Transamerica Financial Life Insurance Company, Inc.*	24,685,285

Self-directed:
Personal choice retirement account:
Money market fund—at fair value—
Charles Schwab Money Market Fund	5,067,499
Fixed Income fund—
Federal Home Loan Bank	100,034
Certificates of Deposits—
Countrywide Bank, NA	100,025
GMAC Auto Bank, NA	100,096

Total certificates of deposits	200,121

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Alcatel-Lucent	$1,251
Baker Hughes, Inc.	74,660
Employer common stock—at fair value*	7,052,500
Chesapeake Energy Corp.	29,050
Cisco Systems, Inc.	10,932
Document Sciences Corp.	5,527
IBM Corp.	411
Lsi Logic Corp.	3,600
Microsoft Corporation	15,030
Motorola Incorporated	15,350
Nokia Corp. Spon Adr	8,128
Petrohawk Energy Corp.	25,610
Sunoco, Inc.	62,360
Tesoro Petroleum Corp.	65,770
Time Warner, Inc.	7,001
Valero Energy Corp.	102,320
Yahoo!, Inc.	971

Total corporate common stocks	7,480,471

Mutual funds:
Artisan International Fund	20,744
Baron Partners Fund	54,087
Excelsior Value Fund	12,358
Fidelity Adv Mid Cap II Fund	11,780
Fidelity Contra Fund	94,059
ING Global Real Fund	12,564
Jennison Natural Fund	6,412
Lazard Emerging Markets Fund	10,420
Muhlenkamp Fund	28,457
Oppenheimer Mainstreet Fund	11,866
Schwab Value Advantage Fund	2,724,406
T Rowe Price Equity Income Fund	54,878
T Rowe Price Spectrum Fund	12,553
Van Kampen Growth & Income Fund	23,505
Vanguard Index Tr Total Fund	3,838

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Mutual funds (continued):
Vanguard Int'l Value Fund	$22,555
Vanguard Total International Fund	34,203
William Blair Growth Fund	23,332

Total mutual funds	3,162,017

Total personal choice retirement account	16,010,142

Participant loans (bearing interest at rates ranging between 5%
and 10.5%, maturing over periods generally up to five years)	3,661,320

TOTAL ASSETS HELD FOR INVESTMENT	$232,601,368

*A party-in-interest (Note 5).

Cost information is not required to be provided as these invesments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 29, 2007	By:	/s/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Independent Registered Public Accounting Firm - Hancock Askew & Co., LLP

23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche, LLP

99.1
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003. This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003. This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.